					Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Year ended December 31,
	2010	2011	2012	2013	2014
Earnings:
Earnings before income taxes	$(44,357)	$242,671	$805,312	$238,876	$21,117

add:
Fixed Charges	1,777	88,278	122,535	117,704	138,623

Adjusted Earnings	$(42,580)	$330,949	$927,847	$356,580	$159,740

Fixed Charges:
Interest Expense (includes capitalized interest)	1,354	88,484	105,710	93,605	105,816
Amortization of debt discount and expense	67	3,174	9,806	6,479	7,828
Estimate of interest within rental expense	356	9,647	13,716	23,292	32,496

Fixed Charges	$1,777	$101,305	$129,232	$123,376	$146,140

Ratio of Earnings to Fixed Charges (a)	—	3.3x	7.2x	2.8x	1.1x

Coverage deficiency (b)	$42,580	—	—	—	—

(a)
For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.

(b)	The earnings for the years ended December 31, 2010 were inadequate to cover fixed charges.